

June 17, 2025

Josh Silverman
Executive Chairman
AYRO, Inc.
1185 Avenue of the Americas
New York, NY 10036

  Re: AYRO, Inc.
    Registration Statement on Form S-3
    Filed June 10, 2025
    File No. 333-287925

Dear Josh Silverman:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Uwem Bassey at 202-551-3433 or Matthew Derby at 202-551-3334 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Technology

cc: Rick A. Werner